Filed Pursuant to Rule 433

Registration No. 333-174279

November 29, 2012

PRICING TERM SHEET

Newell Rubbermaid Inc.

2.050% Notes due 2017

Issuer:	Newell Rubbermaid Inc.

Principal Amount:	$350,000,000

Denominations:	$2,000 x $1,000

Maturity Date:	December 1, 2017

Coupon:	2.050%

Interest Payment Dates:	June 1 and December 1, commencing June 1, 2013

Price to Public:	99.887%

Benchmark Treasury:	0.750% due 10/31/17

Benchmark Treasury Yield:	0.624%

Spread to Benchmark Treasury:	T + 145bps

Yield to Maturity:	2.074%

Make-Whole Call:	T + 25 bps

Expected Settlement Date:	December 4, 2012

CUSIP:	651229 AN6

ISIN:	US651229AN65

Anticipated Ratings:	Baa3 by Moody’s Investors Service, Inc. BBB- by Standard & Poor’s Ratings Services BBB by Fitch Inc.

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc.

Co-Managers:	Mitsubishi UFJ Securities (USA), Inc., PNC Capital Markets LLC, RBC Capital Markets, LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, emailing barclaysprospectus@broadridge.com or calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.